Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-206217

January 9, 2017

Marsh & McLennan Companies, Inc.

$500,000,000 2.750% SENIOR NOTES DUE 2022

$500,000,000 4.350% SENIOR NOTES DUE 2047

Issuer:	Marsh & McLennan Companies, Inc.

Expected Ratings / Outlook (Moody’s/S&P)*:	Baa1 (Stable) /A- (Stable)

Securities:	2.750% Senior Notes due 2022 (the “2022 Notes”) 4.350% Senior Notes due 2047 (the “2047 Notes”)

Legal Format:	SEC Registered

Trade Date:	January 9, 2017

Settlement Date:	January 12, 2017 (T+3)

Maturity Date:	January 30, 2022 for the 2022 Notes; and January 30, 2047 for the 2047 Notes

Principal Amount:	$500,000,000 for the 2022 Notes; and $500,000,000 for the 2047 Notes

Price to Public:

99.863% of Principal Amount, plus accrued interest, if any, from January 12, 2017 for the 2022 Notes; and

99.366% of Principal Amount, plus accrued interest, if any, from January 12, 2017 for the 2047 Notes

Net Proceeds to Issuer (before offering expenses):	$496,315,000 for the 2022 Notes; and $492,455,000 for the 2047 Notes

Treasury Benchmark:	2.000% due December 31, 2021 for the 2022 Notes; and 2.250% due August 15, 2046 for the 2047 Notes;

Treasury Yield:	1.879% for the 2022 Notes; and 2.988% for the 2047 Notes

Spread to Treasury Benchmark:	+90 basis points for the 2022 Notes; and +140 basis points for the 2047 Notes

Re-Offer Yield:	2.779% for the 2022 Notes; and 4.388% for the 2047 Notes

Coupon:	2.750% for the 2022 Notes; and 4.350% for the 2047 Notes

Interest Payment Dates:	Semi-annually on January 30 and July 30 of each year, commencing on July 30, 2017

Use of Proceeds:	The net proceeds of this notes offering will be used for general corporate purposes.

Optional Redemption:

The notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option.

If the 2022 notes are redeemed prior to December 30, 2021 (the date that is one month prior to the stated maturity date for the 2022 notes), the redemption price for the 2022 notes to be redeemed will equal the greater of the following amounts, plus accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of the 2022 notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 notes to be redeemed that would be due if the 2022 notes matured on December 30, 2021 (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 15 basis points. If the notes are redeemed on or after December 30, 2021 (the date that is one month prior to the stated maturity date for the 2022 notes), the redemption price for the 2022 notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date.

If the 2047 notes are redeemed prior to July 30, 2046 (the date that is six months prior to the stated maturity date for the 2047 notes), the redemption price for the notes to be redeemed will equal the greater of the following amounts, plus accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of the 2047 notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2047 notes to be redeemed that would be due if the 2047 notes matured on July 30, 2046 (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 25 basis points. If the notes are redeemed on or after July 30, 2046 (the date that is six months prior to the stated maturity date for the 2047 notes), the redemption price for the 2047 notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	571748 BB7 / US571748BB78 for the 2022 Notes; and 571748 BC5 / US571748BC51 for the 2047 Notes

Joint Book-Running Managers for the 2022 Notes:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. ANZ Securities, Inc. U.S. Bancorp Investments, Inc.

Joint Book-Running Managers for the 2047 Notes:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers for the 2022 Notes:	BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC Scotia Capital (USA) Inc. The Williams Capital Group, L.P.

Co-Managers for the 2047 Notes:	GC Securities, a division of MMC Securities LLC MUFG Securities Americas Inc. TD Securities (USA) LLC Wells Fargo Securities, LLC

Conflicts of Interest:	GC Securities, a division of MMC Securities LLC and an indirect wholly owned subsidiary of Marsh & McLennan Companies, Inc., is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and as a result of GC Securities’ participation as an underwriter in this offering it is deemed to have a “conflict of interest” within the meaning of Rule 5121 of FINRA (“Rule 5121”). Therefore, this offering will be conducted in accordance with Rule 5121, which requires that GC Securities not make sales to discretionary accounts without the prior written consent of the account holder. A qualified independent underwriter is not necessary for this offering pursuant to Rule 5121(a)(1)(C).

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

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